Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549

1 November, 2002

                    Re: Registration Statement on Form S-10SB
                        Filed September 2002
                        Registration No. 0-49988


We request withdrawal of our registration statement on S-10SB and all exhibits thereto, effective immediately. We are withdrawing the Registration Statement to allow for a more timely response to any and all comments directed at our initial filing. We have not, and will not, sell any securities under the Registration Statement.


Urban Media Development Corporation.

By: /s/ Alton Perkins
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Title: Chairman/CEO
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